Stamps.com Inc.
1990 E. Grand Avenue
El Segundo, CA  90245

January 24, 2017

VIA EDGAR CORRESPONDENCE

Mr. William H. Thompson
Accounting Branch Chief, Office of Consumer Products
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Re:	Stamps.com Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 0-26427

Dear Mr. Thompson:

On behalf of Stamps.com Inc. (the “Company” or “we”), I write in response to your comment letter, dated December 20, 2016, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2015 filed on February 29, 2016 (the “2015 Form 10-K”).

As a preliminary matter, we would like to thank you for granting us an extension to file our response.

For your convenience, we have repeated your comments in full in our response below.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Years Ended December 31, 2015 and 2014, page 31

1.
We note that you identify more than one factor underlying increases or decreases in customized postage revenue and sales and marketing, research and development and general and administrative expenses without quantifying the impact of the factors.  In future filings please quantify to the extent practical of the impact of each factor identified.

Response

In the Results of Operations sections of future filings, we will quantify to the extent practical the impact of each factor we identify as underlying any increase or decrease to our financial statement line items.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements, page F-7

Segment Information, page F-14

2.
We note that you reassessed your segment reporting in light of the Endicia acquisition and identified two operating segments aggregated into one reportable segment.  We also reference your fourth quarter 2015 earnings call transcript on page 3 that as a result of expansion you have a wide range of customers with different characteristics and business models.  In this regard, please describe in detail (i) the operating segments you have identified in accordance with ASC 280-10-50-1 through 50-9, (ii) the factors used to identify reportable segments, and (iii) the basis for aggregating identified operating segments into a single reportable segment given the aggregation criteria in ASC 280-10-50-11 and quantitative thresholds in 280-10-50-12.

Response

Comment 2(i): Please describe in detail (i) the operating segments you have identified in accordance with ASC 280-10-50-1 through 50-9

On November 18, 2015, we acquired PSI Systems, Inc. (“Endicia”) from Newell Rubbermaid, Inc. in a stock purchase transaction.

We identified two operating segments in accordance with ASC 280-10-50-1 through 50-9 consisting of “Endicia” and the remaining consolidated Company (“Stamps”).

Our evaluation of our operating segments is described here in.

Each operating segment is engaged in business activities from which it earns revenues and incurs expenses.  The primary business activities for both operating segments consist of providing Internet-based mailing and shipping solutions.

Each operating segment had discrete financial information available.   Endicia prepared discrete financial information following the acquisition by Stamps.com on November 18, 2015 through which it became a subsidiary of Stamps.com.  Due to the timing of the acquisition, no significant integration activities had occurred prior to December 31, 2015.  In addition, discrete financial information for Endicia was provided to us by Newell Rubbermaid, Inc. for periods prior to the acquisition closing.

We determined that our Chief Executive Officer, Ken McBride, is the Chief Operating Decision Maker (“CODM”) as he performs the functions of allocating resources to and assessing performance of the operating segments.  In this regard, Mr. McBride, as our CODM, is making the key operating decisions on resource allocation for the entity as a whole.  Within the Company’s structure, we determined there is no other role that makes key operating decisions regarding resource allocation for the entity as a whole.  For example, we do not have a Chief Operating Officer or Executive Committee.

The CODM reviewed the financial and operating metrics for the Endicia operating segment separately from the Stamps operating segment.  The CODM primarily relied on the metrics of revenue, gross-margin, and adjusted EBITDA margin to inform resource allocation decisions and assess performance.

Our CODM reviewed operating and financial results for Endicia separately in order to assess opportunities for future synergies post acquisition.  For example, the CODM made resource allocation decisions relating to Endicia in the following areas: (i) the planned hiring and terminating of Endicia employees; (ii) the planned level of sales and marketing spend and (iii) the planned cost reductions from elimination of duplicate expenses and vendors.

Based upon the above evaluation, we concluded that Endicia constituted a new operating segment.

Comment 2(ii): Please describe in detail... (ii) the factors used to identify reportable segments

We applied the following factors to our operating segments in order to identify our reportable segment:

1)	Aggregation of Operating Segments

We assessed whether the two operating segments met all the aggregation criteria factors under ASC 280-10-50-11 as follows:

(i)	The extent to which the two operating segments had similar economic characteristics

(ii)	The extent to which the two operating segments had similar (a) products; (b) production processes; (c) customers; (d) distribution methods; and (e) regulatory environments

(iii)	Whether aggregation is consistent with the objectives and basic principles of ASC 280

Based on our evaluation as described in detail below in our response to Comment 2(iii) regarding the basis for aggregating identified operating segments into a single reportable segment, we concluded that the two operating segments could be aggregated into one operating segment for purposes of determining whether the aggregated operating segment meets any of the quantitative threshold tests.

2)	Apply Quantitative Thresholds to Determine Reportable Segments

We then determined which operating segments or aggregated operating segments met the quantitative thresholds under ASC 280-10-50-12 by evaluating the following factors:

(i)	Whether revenue of an operating segment is 10% or more of the sum of all operating segments

(ii)	Whether reported profit or loss of an operating segment is 10% or more of the sum of all operating segments

(iii)	Whether the assets of an operating segment are 10% or more of the sum of all operating segments

Our one aggregated operating segment accounted for 100% of the revenue, net income and assets of all the operating segments and therefore constituted our one reportable segment.

3)	Apply Aggregation Criteria to Remaining Segments

As our one aggregated operating segment did meet the quantitative thresholds and the aggregated operating segment represented our entire company, this factor is not applicable.

4)	Ensure at Least 75% of External Revenues Reported

We assessed whether the external revenue reported by operating segments contributed at least 75% of total consolidated revenue. If the reported operating segments do not, additional operating segments (either individually, aggregated or combined) that do not individually meet the quantitative thresholds must be reported separately to reach 75% of consolidated revenue.

External revenue from our reportable segment contributed 100% of total consolidated revenue.

5) Group Remaining Segments into “All Other” Category

We did not have any remaining operating segments thus this factor was not applicable.

Comment 2(iii): Please describe in detail... (iii) the basis for aggregating identified operating segments into a single reportable segment given the aggregation criteria in ASC 280-10-50-11 and quantitative thresholds in 280-10-50-12

ASC 280-10-50-11 Evaluation:

1)	Economic Similarities

We analyzed the degree to which our two operating segments had similar economic characteristics.  Our economic analysis focused on Endicia’s fourth quarter 2015 financial results post acquisition as we believed Endicia’s historical financial results as a subsidiary of Newell Rubbermaid, Inc. were not indicative of Endicia’s expected financial results as a subsidiary of Stamps.com Inc. because they did not reflect the anticipated synergies post-acquisition.

The results of our analysis of economic similarities were as follows:

(i)	Revenue Analysis

We analyzed the components of revenue for both Endicia and Stamps operating segments. Endicia’s revenue components included Service Revenue, Product Revenue, Insurance Revenue and Customized Postage Revenue.  These were the exact same revenue components as the Stamps operating segment reported.

All figures referenced herein are reported in thousands unless otherwise noted.

We also analyzed the mix of component revenue for the fourth quarter of 2015 as follows:

	Endicia		Stamps

Q4-15	Revenue	% of Total	Revenue	% of Total

Service	$8,343	79%	$49,832	84%
Product	$589	6%	$4,487	8%
Insurance	$1,072	10%	$2,855	5%
Customized Postage	$550	5%	$2,134	4%
Other	$0	0%	$14	0%
Total Revenue	$10,554	100%	$59,322	100%

We noted that Service Revenue, which made up 83% of consolidated revenue for the quarter, had a relative difference of 6% which was calculated as 84% less 79% divided by the base of 79%.  In addition, our expectation as reflected in the Company’s forecast was that the mix of component revenue would be similar in the future.

(ii)	Gross Margin Analysis

ASC 280-50-11 states that segments with similar economic characteristics would be expected to have similar long-term average gross margins.  In assessing whether long-term average gross margins of operating segments were expected to be sufficiently similar, we analyzed present gross margins as an indicator of whether it would be reasonable to expect the operating segments to have similar future prospects.

We compared the gross margins for the two operating segments as follows:

Q4-15	Endicia	Stamps	Total

Revenue	$10,554	$59,322	$69,876
COS	$(2,039)	$(11,145)	$(13,184)
Gross Profit	$8,515	$48,177	$56,692

Gross Margin	81%	81%	81%

We noted that the gross margins for the quarter for the two operating segments were the same with a relative difference of 0%, which provided evidence that it would be reasonable to assume future long-term gross margins would be similar for both operating segments.

In assessing whether long-term average gross margins of the operating segments were expected to be sufficiently similar, we also analyzed the gross margins for the Stamps operating segment for the past three years as an indicator of whether it would be reasonable to expect the segments to have similar future prospects.

The following was the calculation of the Stamps operating segment’s gross margins for the past three fiscal years:

Stamps	2013	2014	2015

Revenue	$127,819	$147,269	$203,404
COS	$(27,500)	$(32,906)	$(41,897)
Gross Profit	$100,319	$114,363	$161,507

Gross Margin	78%	78%	79%

We noted that the gross margins were consistent for each of the last three years at 78%, 78% and 79% for 2013, 2014 and 2015, respectively, providing evidence that it was reasonable to assume long-term future gross margins would be similar for both operating segments.

(iii)	Adjusted EBITDA Margins

While ASC 280 includes long-term gross margins as an example of similar economic characteristics, if the CODM uses a different measure of profit or loss (e.g. EBITDA) to assess performance and allocate resources, that measure of profit or loss should also be considered when assessing whether operating segments possess similar economic characteristics.

Our CODM also used Adjusted EBITDA margin, as presented and reconciled to the nearest GAAP measure in our earnings releases, to assess performance and allocate resources.

In assessing whether long-term average adjusted EBTDA margins of operating segments were expected to be sufficiently similar, we analyzed present adjusted EBITDA margins as an indicator of whether it would be reasonable to expect the operating segments to have similar future prospects.

Q4-15	Endicia	Stamps	Total

Adjusted EBITDA	$3,092	$27,093	$30,185

Revenue	$10,554	$59,322	$69,876

Adjusted EBITDA Margin	29%	46%	43%

Based on the above analysis, we concluded that the fourth quarter 2015 Adjusted EBIDTA margins were not similar so further analysis was needed.

The difference in the Adjusted EBITDA margin for the fourth quarter 2015 was attributable to the fact that the Endicia acquisition closed during the quarter and at that time, we had not yet realized the expected synergies.  Expected future synergies included (i) cost reductions from the elimination of duplicative headcount; (ii) cost reductions from duplicative sales and marketing spend; and (iii) cost reductions from duplicate vendor expenses.

Our long-term forecast, which incorporated these expected synergies, projected Endicia’s Adjusted EBITDA margin to be similar to the Stamps operating segment.  So although the relative difference for the fourth quarter of 2015 was greater than 10%, we concluded the projected long-term Adjusted EBITDA margins for the two operating segments were expected to be similar.

We recognize that if we did not realize the expected synergies, we would have to reassess whether the two operating segments are economically similar.  To address this, we have provided the Adjusted EBITDA margin calculation for the third quarter of 2016, our most recent reported quarter, as follows:

Q3-16	Endicia	Stamps	Total

Adjusted EBITDA	$11,131	$34,427	$45,558

Revenue	$22,063	$70,495	$92,558

Adjusted EBITDA Margin	50%	49%	49%

We note that the Adjusted EBITDA margins for the two operating segments are similar, with a relative difference of only 2%.

Based on our analysis, we concluded that both operating segments were economically similar.

2)	Qualitative Similarities

We analyzed the degree to which our two operating segments had similar qualitative characteristics as outlined in ASC 280-10-50-11 as described herein.

(i)	The nature of the products and services

Both Endicia and Stamps operating segments offer internet based solutions that allow customers to mail items or ship packages.  Both Endicia and Stamps solutions include client software, partner integrations and application program interfaces (APIs) which allow customers to mail or ship online using a computer and standard printer.  Both Endicia and Stamps solutions allow customers to (i) print postage directly on envelopes; (ii) print postage on labels that are affixed to envelopes or flats; or (iii) print shipping labels that are affixed to packages.  Both Endicia and Stamps have solutions that (i) allow customers to purchase mailing and shipping supplies in an integrated online store or (ii) purchase package insurance as part of printing a shipping label.

Based on our analysis of this qualitative factor, we concluded that the nature of the solutions for both operating segments were similar.

(ii)	The nature of the production processes

A similar production process might be demonstrated by the sharing of common or interchangeable production facilities, equipment, labor force or service groups.  Our mailing and shipping solutions do not have a physical manufacturing process.  Both Endicia and Stamps operating segments have production processes that include the development of software and technology that allow customers to mail or ship online.  An example of a shared or interchangeable production process is that we expected to process Endicia’s mailing and shipping transactions using Stamps’ existing data centers.  We also expected that Stamps’ customer service representatives would handle customer contacts for Endicia’s solutions.

Based on our analysis of this qualitative factor, we concluded that the production processes for both operating segments were similar.

(iii)	The type or class of customer for their products or services.

We considered the following factors in evaluating whether the type or class of customer were similar:

(a)	The region or geography in which the products or services are marketed

Both Endicia and Stamps operating segments are marketed in the United States. While there is a small amount of international activity (international revenue is <1% of total revenue), both Endicia and Stamps solutions are marketed almost exclusively in the United States.

Based on our analysis of this factor, we concluded that the geographies in which the solutions are marketed for both operating segments were similar.

(b)	The methods used to market the products or services

Both Endicia and Stamps operating segments used similar channels or methods to acquire customers as follows:

	Endicia	Stamps

Direct Sales	Yes	Yes
Integrations	Yes	Yes
Online Marketing	Yes	Yes
Partner Marketing	Yes	Yes
Telemarketing	Yes	Yes
Traditional Media	Yes	Yes
USPS Referrals	Yes	Yes

Based on our evaluation of this factor, we concluded that methods used to market the solutions for both operating segments were similar.

(c)	The nature or type of customer

Both Endicia and Stamps operating segments have the following types of customers that use their respective solutions as follows:

	Endicia	Stamps

Individuals	Yes	Yes
Small or Home Businesses	Yes	Yes
E-commerce Merchants	Yes	Yes
Warehouse Shippers	Yes	Yes
Large Enterprises	Yes	Yes

We attribute this similarity to the similar nature of Endicia and Stamps solutions and the similar marketing methods used as described above.

The statement we made on our earnings call regarding customers and business models was explaining a change in our metrics that reflected an evolution in our business over time (as was indicated on the earnings call, the change occurred “over the past few years”) and was not meant to imply that we were adding a new type of customer as a result of the Endicia acquisition.  As shown in the table above, there were no types of customers (e.g. individuals, small businesses, e-commerce merchants) that Endicia had that Stamps.com did not also have at the time of the acquisition.

(iv)	The methods used to distribute their products or provide their services

Both Endicia and Stamps operating segments distribute their solutions through websites and the Internet.

Based on our analysis of this qualitative factor, we concluded that the distribution methods for both operating segments were similar.

(v)	The nature of the regulatory environment

Both Endicia and Stamps operating segments offer solutions that allow a customer to mail or ship online using the United States Postal Service (“USPS”).  Both Endicia and Stamps have solutions that have received regulatory approval from the USPS and are subject to ongoing regulatory oversight from the Payment Technology group of the USPS.  The regulatory requirements to print USPS postage online are the same for both the Endicia and Stamps USPS approved solutions.

Based on our analysis of this qualitative factor, we concluded that the regulatory environment for both operating segments were similar.

In summary, our evaluation concluded that all five of the qualitative factors were similar for the Endicia and Stamps operating segments.

3)	Aggregation is consistent with the objectives and basic principles of ASC 280

Under ASC 280, aggregation must be consistent with the objective and basic principles of ASC 280 which are to help users such as investors better understand the entity’s performance and assess its prospects for future net cash flows.

Based on our comprehensive evaluation and analysis of the relevant sections of ASC 280, we believed aggregation was appropriate as our two operating segments were similar such that presenting information separately would not have significantly added to an investor’s understanding of the future prospects of our Company and its operating segments.

ASC 280-10-50-12 Evaluation:

We concluded that we could aggregate Endicia and Stamps into a single aggregated operating segment.  Our one aggregated operating segment accounted for 100% of the revenue, net income and assets of all the operating segments and therefore constituted our one reportable segment.

7. Debt, page F-24

3.
We note your Credit Agreement contains covenants that restrict or limit your ability and the ability of your subsidiaries to pay dividends.  Please tell us the most significant restriction on the payment of dividends by you and your subsidiaries, including their pertinent provisions.  Also, please tell us what consideration you gave to the disclosure requirements of Rule 4-08(e) of Regulation S-X.

Response

Our Credit Agreement dated as of November 18, 2015 (the “Credit Agreement”) is filed as Exhibit 10.30 to the 2015 Form 10-K.

The financial covenants (the “Financial Covenants”) in the Credit Agreement require that, as of the last day of any fiscal quarter:

(i)	The Consolidated Total Leverage Ratio as defined in the Credit Agreement (the “Leverage Ratio”) cannot exceed the applicable ratio set forth below:

Period	Maximum Leverage Ratio
Closing Date through September 30, 2016	3.50 to 1.00
October 1, 2016 through September 30, 2017	3.25 to 1.00
October 1, 2017 through September 30, 2018	3.00 to 1.00
October 1, 2018 and thereafter	2.75 to 1.00

; and

(ii)	The Consolidated Fixed Charge Coverage Ratio, as defined in the Credit Agreement (the “Coverage Ratio”) cannot be less than 1.25 to 1.00.

The Credit Agreement contains restrictions on our ability to pay dividends as described herein.

The Company shall not be allowed to pay dividends if:

(i)	The Company is in Default as defined in the Credit Agreement;

(ii)	The Company is not in compliance with the Financial Covenants;

(iii)
The actual Leverage Ratio is less than 0.50 to 1.00 below the required maximum Leverage Ratio if the required maximum Leverage Ratio is 3.25 to 1.00 or greater or the actual Leverage Ratio is less than 0.25 to 1.00 below the required maximum Leverage Ratio if the required maximum Leverage Ratio is 3:00 to 1.00 or less; or

(iv)	Liquidity as defined in the Credit Agreement is less than $20 million.

As of December 31, 2015, Company would not have been able to pay dividends if:

(i)	We were in Default on the Credit Agreement;

(ii)	The actual Leverage Ratio was higher than 3.00 to 1.00;

(iii)	The actual Coverage Ratio was less than 1.25 to 1.00; or

(iv)	Liquidity would be less than $20 million after giving effect to such dividend.

As of December 31, 2015, we were not in Default on the Credit Agreement, the actual Leverage Ratio was 1.72 to 1.00, the actual Coverage Ratio was 12.03 to 1.00 and Liquidity was $64 million.  Thus there were no restrictions on our ability to pay dividends in permissible amounts at the time we filed the 2015 Form 10-K.  As of December 31, 2015, we had debt of approximately $164 million. For illustrative purposes, if we had had debt of approximately $280 million, we would still have been allowed to pay dividends in permissible amounts.  In addition, the Company has never paid a regular dividend and did not anticipate paying one during 2016.

In taking into consideration the disclosure requirements of Rule 4-08(e) of Regulation S-X, we note the following:  (i) we did not have any retained earnings as we had an accumulated deficit of $305 million thus the references in Rule 4-08(e) (1) and (2) to retained earnings do not apply; and (ii) the Credit Agreement does not contain limitations on the transferability of assets of the type contemplated by Rule 4-08(e) (3).

In future filings, we intend to provide the following additional information which we believe may be useful to some investors:  “Our Credit Agreement dated as of November 18, 2015 (the “Credit Agreement”) imposes certain requirements in order for the Company to make dividend payments.  As of [December 31, 2015]1 such requirements were: (i) our Consolidated Total Leverage Ratio, as defined in the Credit Agreement, must be less than [3.00 to 1.00]1; (ii) our Fixed Charge Coverage Ratio, as defined in the Credit Agreement, must be greater than 1.25 to 1.00; and (iii) our Liquidity as defined in the Credit Agreement must be greater than $20 million.  As of [December 31, 2015]1, our Consolidated Total Leverage Ratio was [1.72 to 1.00]1, our Fixed Charge Coverage Ratio was [12.03 to 1.00]1 and our Liquidity was approximately [$64 million]1.  Based on our actual financial condition and results of operations, we do not believe that the provisions of the Credit Agreement currently represent a restriction to our ability to pay dividends in permissible amounts.”

1 The applicable numbers and date will be updated each filing.  Numbers as of December 31, 2015 were used for illustrative purposes.

Any questions or comments regarding the foregoing should be directed to the undersigned at (310) 482-5804.

Very truly yours,

/s/ KYLE HUEBNER

Kyle Huebner
Co-President & Chief Financial Officer